Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No.: 000-24539

The following was posted on the www.OneAllscriptsEclipsys.com microsite on June 9, 2010:

We are at the beginning of what we believe will be the single fastest transformation of any industry in US history, and the combination of Eclipsys’s market-leading hospital enterprise solution with the Allscripts Electronic Health Record portfolio in the physician office and our leadership in the post-acute care market, creates the one company uniquely positioned to execute on this enormous opportunity.

Allscripts and Eclipsys, leading providers of software and information solutions in the ambulatory and acute markets respectively, will merge to form one company. With the industry’s largest network of clients on the most advanced product platform, we will be able to deliver a single patient record and a seamless patient experience.

Today: Leaders in the Physician, Post-Acute and Hospital Markets

Allscripts: The market leader in physician-office and post-acute care solutions.

Eclipsys: The leading provider of inpatient enterprise and performance management solutions.

Tomorrow: One Network. One Platform. One Patient.

The combined company will bring to market a unique platform of clinical, financial and connectivity solutions to satisfy the needs of every healthcare organization, from the smallest physician practice or homecare agency to the largest health system. The delivery of this integrated hospital and physician practice offering will be accelerated by the use of common platforms, including Microsoft.NET and other advanced technologies, in use today by both companies. Allscripts and Eclipsys also share an ‘open architecture’ approach, simplifying the connection to third-party applications across every care setting, resulting in a single patient record. No other company will be better positioned for the future of healthcare, which will favor connected communities of care providing shared access to patient information across every setting.

Combined Organization

Employees: 5,500

Primary Locations: Atlanta, Chicago, Raleigh, NC

Locations: 44 facilities in 24 states, Canada, India, the Middle East and The Philippines Executive leadership

Combined Client Base

Physicians: 180,000

Physician practices: 50,000

Hospitals: 1,500 (including 17 of the 21 Honor Roll hospitals on the US News & World Reports America’s Best Hospitals 2009-10 list)

Hospital users: More than 1.5 million providers and staff

Post-acute organizations: 10,000 (including nine of the 10 largest nursing home chains)

We are at the beginning of what we believe will be the single fastest transformation of any industry in US history, and the combination of Eclipsys’s market-leading hospital enterprise solution with the Allscripts Electronic Health Record portfolio in the physician office and our leadership in the post-acute care market, creates the one company uniquely positioned to execute on this enormous opportunity.

Allscripts and Eclipsys, leading providers of software and information solutions in the ambulatory and acute markets, respectively, will merge to form one company with the industry’s largest network of clients on the most advanced product platform resulting in a single patient record and a seamless patient experience.

Strategic Rationale

•	Combines the utilization leaders in the hospital and physician markets

•	Addresses the market demand for a true end-to-end integrated solution

•	Positions company for the $16 billion integrated healthcare market

•	Expands client footprint to connect communities

•	Sets foundation for ‘next wave’ of information and connectivity products (medical home)

Financial Rationale

•	Transaction valued at $1.3 billion

•	Accretive to non-GAAP earnings starting in calendar 2011

•	Significant cost and revenue synergies

•	Strong free cash flow generation with 60% recurring revenue

•	Flexible capital structure from reduction of Misys ownership

Clients of both companies, investors and patients all stand to benefit from the merger.

•

Clients – In addition to connecting our own solutions, our ‘open architecture’ approach will simplify our clients’ ability to connect with third-party applications. The merger will provide a complete and enhanced portfolio of clinical, financial, connectivity, and information solutions. And it will accelerate a rapid implementation approach that both companies share, enabling our clients to quickly attain “Meaningful Use.” We will continue our shared track record of innovation to deliver ‘future state’ clinical and financial informatics capabilities that will enable clients to provide higher quality care and operate more efficiently.

•

Investors The combined company creates a new industry leader with a comprehensive portfolio to address a significantly larger market than either company could address alone. The combination diversifies and strengthens the company’s product and client mix. It presents a $1.5 billion opportunity to sell products into each other’s client bases, and to compete for 35 percent of the healthcare IT market more effectively. Moreover, the transaction is expected to be accretive to Allscripts earnings beginning in calendar 2011.

•

Patients When patients receive more coordinated and better-informed care, the result is both higher quality and lower costs. The merger of Allscripts and Eclipsys will help on both fronts by enabling 180,000 physicians, 1,500 hospitals and 10,000 post-acute organizations to develop connected communities of care. Using our solutions, communities will have access to a single patient record that delivers up-to-date information to all providers, giving them the answers they need, when they need them, to provide better patient care.

More than one company:

•	One Network

•	One Platform

•	One Patient

One Company

Allscripts and Eclipsys have agreed to merge to create one company with the industry’s largest network of clients on the most advanced product platform resulting in a single patient record.

ALLSCRIPTS	ECLIPSYS

> Primary Focus: Ambulatory and Post Acute	> Primary Focus: Acute

> Publicly Traded: NASDAQ - MDRX	> Publicly Traded: NASDAQ - ECLP

> Revenue: $661MM (CY 2009)	> Revenue: $520MM (CY 2009)

> Employees: 2,500	> Employees: 3,000

> Client Base: Largest EHR and PM share in ambulatory market with groups of all sizes and specialties. Significant footprint in post acute care (including homecare, care management)	> Client Base: Large prestigious acute care client base, including 90% of the Top 20 Hospitals from US News and World Report, with a clinical footprint in > 40%

COMBINED ORGANIZATION	COMBINED CLIENT BASE

>   Employees: 5,500 employees

>   Locations: 44 facilities in 24 states, Canada, India, Middle East and Asia

>   Primary locations: Atlanta, Chicago, Raleigh

>   Executive leadership: Glen Tullman, CEO

                                            Phil Pead, Chairman

                                            Bill Davis, CFO

>   Physicians: 180,000

>   Physician practices: 50,000

>   Hospitals: 1,500 (including 17 of the 21 Honor Roll hospitals on the US News & World Reports America’s Best Hospitals 2009-10 list)

>   Hospital users: More than 1.5 million providers and staff

>   Post-acute organizations: 10,000 (including nine of the 10 largest nursing home chains)

CONTACT INFORMATION

SETH FRANK	JASON CIGARRAN	ALLSCRIPTS	ECLIPSYS CORPORATION

Vice President, Investor Relations	Vice President, Investor Relations	(NASDAQ: MDRX)	(NASDAQ: ECLP)
Allscripts	Eclipsys Corporation	222 Merchandise Mart Plaza, 20th Floor	Three Ravinia Drive
312.506.1213	404-847-5965	Chicago, IL 60654	Atlanta, GA 30346
seth.frank@allscripts.com	jason.cigarran@Eclipsys.com

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.